November 1, 2007


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington DC 20549

Attention:  Sharon Blume, Reviewing Accountant

RE:  Citizens South Banking Corporation
     Form 10-K for the fiscal year ended December 31, 2006
     Filed March 15, 2007
     File No. 000-23971

Dear Ms Blume:

I received your letter dated October 18, 2007, requesting on behalf of the SEC staff additional information regarding how Citizens South Banking Corporation (the "Company") considered restricted shares granted under the Company's 2003 Recognition and Retention Plan (the "RRP") in the adoption of SFAS 123-R. Specifically, the staff requested further clarification about 1) why the Company did not eliminate the "unearned compensation related to RRP" account against the "additional paid in capital" account and 2) how the calculation of compensation expense related to the RRP changed upon the Company's adoption of SFAS 123-R. You directed our attention to paragraph 74 of SFAS 123-R for guidance in responding to these issues.

We agree with your assessment that paragraph 74 of SFAS 123-R does indicate that the "unearned compensation related to RRP" capital account should be eliminated against the "additional paid in capital" capital account. The Company's objective in not eliminating this account was to provide the reader with additional information regarding the impact of the RRP on the equity of the Company. However, in accordance with the guidance provided in paragraph 74 of SFAS 123-R, the Company will eliminate the "unearned compensation related to RRP" capital account against the "additional paid in capital" account in its future SEC filings.

Regarding the second issue, the Company has not had any material change in how compensation expense is calculated related to the RRP upon adoption of SFAS 123-R. Due to the nature of the plan and the employment history of the participants receiving awards, the Company had not anticipated any significant forfeitures. The Company has had a total of 1,200 unvested shares issued under the RRP that have been forfeited representing less than 1% of total awards. These unvested forfeited shares reverted back to the RRP and are available for future distribution at the discretion of the Company's Board of Directors. There were no forfeitures of vested RRP shares since these are actually grants of Company stock with actual shares of stock given to the participant upon vesting. The restricted shares for the RRP were granted in 2003 under the following vesting schedule: 30% in 2003, and 10% each year thereafter until fully vested.

Beginning in 2003, the Company recognized the value of the shares vested as compensation expense during the period in which the shares vested. The stock price for compensation expense purposes was the price of the stock on the date of the original grant. This methodology is consistent with the straight line method discussed in paragraph 42(b) and paragraphs A102-A104 of appendix A. It ensures that the compensation cost recognized at any date is at least equal to the amount attributable to the shares that are vested at that date.

The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that our responses have appropriately addressed your questions. If not, or if you have any questions, please call me at (704) 884-2263 or email me at gary.hoskins@citizenssouth.com.



Sincerely,

/s/ Gary F. Hoskins

Gary F. Hoskins
Chief Financial Officer